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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                        Home Products International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    437305105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Marc D. Hauser
                        Equity Group Investments, L.L.C.
                        2 North Riverside Plaza, Suite 600
                        Chicago, Illinois 60606
                        (312) 466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                        September 23, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 43705105                   13D/A                    Page 2 of 13 Pages


--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

Samstock/SIT, L.L.C.  FEIN 36-6934126
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [x]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)

Not Applicable
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          650,720
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            -0-
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            650,720
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     -0-
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

650,720
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

8.26% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,902 shares of Issuer's Common Stock outstanding as of August 2, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended June 26, 2004.

CUSIP No. 43705105                   13D/A                   Page 3 of 13 Pages


--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

Zell General Partnership, Inc.  FEIN 36-3716786
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [x]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)

Not Applicable
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          13,280
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            -0-
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            13,280
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     -0-
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

13,280
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

0.17% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,902 shares of Issuer's Common Stock outstanding as of August 2, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended June 26, 2004.

CUSIP No. 43705105                   13D/A                  Page 4 of 13 Pages

This amendment amends the Schedule 13D dated December 27, 2001 (the "Schedule 13D") filed by Samstock/SIT, L.L.C., a Delaware limited liability company ("Samstock"), and Zell General Partnership, Inc., an Illinois corporation ("ZGP"; together with Samstock, the "Reporting Persons"), with respect to the common stock, $0.01 par value (the "Common Stock") of Home Products International, Inc., a Delaware corporation ("Issuer"), which has its principal executive offices at 4501 West 47th Street, Chicago, Illinois 60632. Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND

Items 2(a-c) are hereby amended and restated in their entirety as follows:

(a-c) This Schedule 13D is being filed by Samstock/SIT and ZGP (the "Reporting Persons"). The sole member of Samstock/SIT and the sole shareholder of ZGP is Sam Investment Trust, an Illinois trust ("SIT") formed for the benefit of Samuel Zell and members of his family. The sole trustee of SIT is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai").

The officers and members of the Board of Directors of Chai and their principal occupations are as follows:

- Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830.

- Kellie Zell Harper is a Director of Chai Trust and also works as a homemaker.

- Donald J. Liebentritt is the President and a Director of Chai Trust. Mr. Liebentritt is also the President of Equity Group Investments, L.L.C. ("EGI").

- Leah Zell Wanger is a Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603.

- JoAnn Zell Gillis is a Director of Chai Trust. Mrs. Zell Gillis is a physician.

- Matthew Zell is a Director of Chai Trust and an employee of EGI.

- Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

- James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President, Taxes of EGI.

The executive officers of each of Samstock/SIT and ZGP and their principal occupations are as follows:

-Samuel Zell - President; Chairman of the Board of Directors of EGI

-William Pate - Vice President; Managing Director of EGI

-Donald J. Liebentritt - Vice President; President of EGI

-Philip Tinkler - Treasurer; Vice President and Treasurer of EGI

The principal business of each of the Reporting Persons, EGI and SIT is investments. Chai is a regulated trust company and manages trusts. The business address of each of the Reporting Persons, EGI, SIT, Chai, and unless otherwise specified, the executive officers and directors named above, is Two North Riverside Plaza, Chicago, Illinois 60606.

CUSIP No. 43705105                   13D/A                 Page 5 of 13 Pages

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by deleting the last paragraph of Item 4 of the initial
Schedule 13D filed by the Reporting Persons reporting their acquisition of shares of Issuer's Common Stock on December 27, 2001, and adding the following to Item 4:

On September 23, 2004, EGI, an affiliate of the Reporting Persons, together with certain other potential investors (collectively, the "Investors"), delivered a written proposal to the Special Committee of the Board of Directors of the Issuer. The proposal was delivered with the prior permission of the Special Committee and contemplates the acquisition, by a company to be formed by the Investors ("Newco"), of the entire equity interest in Issuer for $1.75 a share in cash without interest (the "Merger Price") through a merger (the "Merger") in which the Issuer would be the surviving corporation. In connection with the Merger, the Reporting Persons would roll-over their existing equity interest in the Issuer, and an EGI affiliate would invest additional equity capital along side other Investors.

The Investors intend that their proposal will in due course result in a "Superior Company Proposal" for purposes of the Agreement and Plan of Merger dated as of June 2, 2004, by and between JRT Acquisition, Inc. and the Issuer (the "Existing Agreement"), which would require the Issuer to terminate the Existing Agreement and enter into a new merger agreement with Newco providing for the Merger. In any event, should the Existing Agreement and the transactions contemplated thereby be brought to a vote of Issuer's shareholders, the Reporting Persons intend to vote all of their shares of Common Stock against the Existing Agreement and such transactions. A copy of the Investors' proposal is attached hereto as Exhibit 2.

On July 19, 2004,  EGI entered  into a  confidentiality  agreement  with Mesirow
Financial, on behalf of the Issuer (the "Confidentiality Agreement"). In addition to agreeing to customary restrictions on disclosure and use of confidential Issuer information and other customary provisions, EGI agreed in the Confidentiality Agreement that, until the earlier to occur of (x) the consummation of an acquisition of the Issuer and (y) October 17, 2004, without the prior approval of the Board of Directors of the Issuer, neither EGI nor any of its representatives will (i) acquire or make any proposal to acquire any securities or property of the Issuer, (ii) propose to enter into any merger or business combination involving the Issuer or purchase a material portion of the assets of the Issuer, (iii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any securities of the Issuer, (iv) form, join or participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of the Issuer, (v) otherwise act or seek to control or influence the management, Board of Directors or policies of the Issuer, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing or (vii) take any action which might require the Issuer to make a public announcement regarding the possibility of a business combination or merger. A copy of the Confidentiality Agreement is attached hereto as Exhibit 3.

The Reporting Persons have been advised that neither of the other Investors who are signatories to the Investors' proposal beneficially owns any shares of the Issuer's Common Stock and that both such other Investors are subject to a confidentiality agreement with the Issuer similar to the Confidentiality Agreement.

Except as provided above, neither of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, SIT, Chai, EGI or the persons set forth in
Item 2 above, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission. These persons, however, may at any time and from time to time, review or reconsider their position with respect to such matters.

CUSIP No. 43705105                   13D/A                   Page 6 of 13 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Items 5(a and b) are hereby amended and restated in their entirety as follows:

(a) and (b) To the best knowledge of each of the Reporting Persons, there were 7,878,902 shares of Issuer's Common Stock outstanding as of August 2, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended June 26, 2004. Based upon the foregoing, the 664,000 shares of Common Stock beneficially owned by the Reporting Persons represents 8.43% of the issued and outstanding Common Stock. Samstock/SIT currently has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the 650,720 shares of Common Stock acquired by it and ZGP currently has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the 13,280 shares of Common Stock acquired by it.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

Except for the Joint Filing Agreement attached hereto as Exhibit 1, the Investors' proposal attached hereto as Exhibit 2, and the Confidentiality Agreement attached hereto as Exhibit 3, neither Reporting Person, nor, to the best knowledge of the Reporting Persons, SIT, EGI or Chai or any of the persons set forth in Item 2 above has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following:

Exhibit 2 -       Letter   dated   September   23,   2004,   from  Equity  Group
                  Investments, L.L.C. and certain other potential investors addressed to the Special Committee of the Board of Directors of Home Products International, Inc.

Exhibit 3 -       Letter   agreement  dated  July  19,  2004,   between  Mesirow
                  Financial, on behalf of Home Products International, Inc., and Equity Group Investments, L.L.C.

CUSIP No. 43705105                   13D/A                   Page 7 of 13 Pages


                                    SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 24, 2004


SAMSTOCK/SIT, L.L.C.,
a Delaware limited liability company

/s/ Donald J. Liebentritt
-----------------------------
By: Donald J. Liebentritt
Its: Vice President


ZELL GENERAL PARTNERSHIP, INC.,
an Illinois corporation

/s/ Donald J. Liebentritt
-----------------------------
By: Donald J. Liebentritt
Its: Vice President

CUSIP No. 43705105                   13D/A                   Page 8 of 13 Pages

                                    EXHIBIT 2
September 23, 2004

Special Committee of the
Board of Directors
Home Products International, Inc.
4501 West 47th Street
Chicago, IL 60632


Gentlemen:

Triyar Capital, LLC ("Triyar"), Equity Group Investments, L.L.C. ("EGI") and Joseph Gantz (together, the "Investors") are pleased to submit this revised proposal, with your prior permission, for the acquisition, by a company to be formed by them ("Newco"), of the entire equity interest in Home Products International, Inc. (the "Company") for $1.75 a share in cash without interest (the "Merger Price") through a merger (the "Merger") in which the Company would be the surviving corporation. Please also note that this revised proposal replaces and supercedes, in its entirety, the proposal letter, dated August 20, 2004, submitted by Triyar and Mr. Gantz to the Special Committee (the "Initial Proposal").

As you may know, EGI is a Chicago-based private investment firm headed by Samuel Zell. EGI affiliates own 664,000 shares of the Company's common stock. As part of this proposed transaction, EGI is willing to roll-over its existing shares as well as invest additional equity capital along side Triyar and Mr. Gantz. EGI intends to vote its shares against the Existing Agreement. Triyar is a Los-Angeles based private equity fund. Triyar was founded in 1995 by the Yari family and specializes in value and special situation investments. Mr. Gantz is a former member of the Board of Directors of the Company and possesses extensive operating experience in the plastics industry. In addition, Mr. Gantz is a permitted holder, as defined in the Indenture (as defined below).

Prior to submitting this proposal, the Investors have held constructive discussions with Third Avenue Management (the "Majority Note Investor"), the holder of a majority of the aggregate principal amount of notes outstanding under the Company's Indenture dated as of May 14, 1998 (the "Indenture") with LaSalle National Bank as Trustee (the "Trustee").

This proposal is intended to constitute a "Company Takeover Proposal" for purposes of the Agreement and Plan of Merger dated as of June 2, 2004 by and between JRT Acquisition, Inc. and the Company (the "Existing Agreement"). The Investors' goal is that this proposal will in due course result in a "Superior Company Proposal" for purposes of the Existing Agreement and in the Company terminating the Existing Agreement pursuant to Section 8.05(b) thereof and substantially contemporaneously therewith entering into a new merger agreement (the "Successor Agreement") with Newco providing for the Merger.

The Investors are very excited about the possibility of this proposed acquisition of the Company and are ready to continue to commit their full resources immediately to the process of completing our review of the Company under the existing confidentiality agreement. We look forward to continuing to have the Company's full cooperation and full access to its relevant data and personnel, and we would expect to complete our review by October 8, 2004.

As you know, we have exchanged drafts of the Successor Agreement. We commit to negotiate in good faith and will use all reasonable efforts to resolve any issues in connection with the Successor Agreement by October 8, 2004.

The Investors anticipate that we can structure the Merger and capitalize Newco in a manner that will not trigger the mandatory redemption provisions of the Indenture. We have engaged with our legal counsel in a detailed analysis of the Indenture, and we believe that our proposed structure does not trigger a change of control (as that term is defined in the Indenture). We have submitted our proposed structure to Katten Muchin Zavis & Rosenman, outside counsel to the Special Committee, and Wachtell, Lipton, Rosen & Katz, outside counsel to the Majority Note Investor. We would require the economic terms of the Indenture to be amended to ensure that the Company would not be in violation of certain covenants following the Merger.

In view of the change-in-control provisions of the Company's current credit agreement with Bank of America Business Capital (f/k/a Fleet Capital Corporation) (the "Lender"), the Investors will need to negotiate with the Lender a mutually acceptable amendment to that agreement to take effect at the closing of the Merger. The Lender has indicated a willingness to issue a commitment letter relating to the Merger, a fact we believe has been confirmed by Mesirow Financial, Inc., outside financial advisors to the Special Committee.

CUSIP No. 43705105                   13D/A                 Page 9 of 13 Pages


The Investors no longer require that Mr. James R. Tennant, the Company's CEO and chairman ("Mr. Tennant"), enter into a mutually acceptable agreement whereby he would waive, effective at the closing of the Merger, his rights under the change of control provisions of his current employment agreement with the Company. Concurrently or prior to the execution of the Successor Agreement, however, the Investors would require an agreement with the Majority Note Investor and the Lender permitting the Investors and the Company to use funds under the Company's current credit agreement up to an aggregate amount of $10 million to satisfy existing Company obligations. We would continue to request that Mr. Tennant enter into a voting agreement with Newco on substantially the same terms as, and replacing, his Voting Agreement with the Company dated as of June 2, 2004 at the same time as the execution of the Successor Agreement; provided however, that Mr. Tennant's execution of a voting agreement will not be a condition to the Investors' execution of the Successor Agreement or closing the Merger.

The Investors expect that, under the Successor Agreement, the Company's outstanding stock options which are in the money by reference to the Merger Price will be cashed out for the spread, and otherwise treated in a substantially similar manner as proposed under the Existing Agreement.

The Investors believe this proposal should be of substantial interest to the Company as the Special Committee of the Board of Directors continues to evaluate the Existing Agreement against the available alternatives. We are confident that, with the Company's cooperation, we and you can reach an agreement providing for a "Superior Company Proposal" under the Existing Agreement. As the Investors are sure you will appreciate, pending the execution of the Successor Agreement this proposal is necessarily non-binding but we emphasize our serious intention to work with you if you indicate that you are receptive to our proposal.

Please feel free to contact Mark Weber at Triyar, directly or through your advisers, if you need any clarification of the above or wish to discuss it. We look forward very much to working with you.


Very truly yours

TRIYAR CAPITAL, LLC

By: /s/
Mark Weber, Managing Director

EQUITY GROUP INVESTMENTS, L.L.C.

By: /s/
Ellen Havdala, Managing Director


/s/
Joseph Gantz

CUSIP No. 43705105                   13D/A                 Page 10 of 13 Pages

                                    EXHIBIT 3

July 19, 2004

PERSONAL AND CONFIDENTIAL


Equity Group Investments, L.L.C.
Two North Riverside Plaza
Chicago, IL  60606

You have requested information regarding Home Products International, Inc. (the "Company", together with its subsidiaries and affiliates, is referred to herein as "us" or "we") in connection with your consideration of the possible acquisition of the Company by you or a third party (a "Possible Transaction"). In consideration of our furnishing you with the Evaluation Materials (as defined below) you agree as follows:

Confidentiality of Evaluation Materials You will treat confidentially any information (whether written or oral) that either we or our financial advisor, Mesirow Financial, Inc. ("Mesirow"), or our other representatives furnish to you in connection with a Possible Transaction, together with analyses, compilations, studies or other documents prepared by you, or by your representatives (as defined hereinafter) which contain or otherwise reflect such information or your review of, or interest in, the Company (collectively, the "Evaluation Materials"). You recognize and acknowledge the competitive value of the Evaluation Materials and the damage that could result to the Company if the Evaluation Materials were used or disclosed except as authorized by this agreement.

The term "Evaluation Materials" includes information furnished to you orally or in writing (whatever the form or storage medium) or gathered by inspection, and regardless of whether such information is specifically identified as "confidential". The term "Evaluation Materials" does not include information which, you establish through written documentation, (i) is or becomes generally available to the public other than as a result of a disclosure by you or your representatives in breach of the terms hereof, (ii) was or becomes available to you on a non-confidential basis from a source other than the Company or its representatives, provided that such source is not, to your knowledge, prohibited from disclosing such information to you by a contractual, legal or fiduciary obligation to the Company or its representatives, or (iii) is independently developed by you without violating your obligations hereunder.

Use of Evaluation Materials You will not use any of the Evaluation Materials for any purpose other than the exclusive purpose of evaluating a Possible Transaction. You and your representatives will keep the Evaluation Materials completely confidential; provided, however, that (i) such information may only be disclosed to those of your affiliates and your and your affiliates' respective directors, officers, employees, affiliates, agents, representatives (including attorneys, accountants and financial advisors), and lenders (collectively, "your representatives") who need to know such information for the purpose of evaluating a Possible Transaction between you and the Company (it being understood that your representatives shall be informed by you of the confidential nature of such information and shall be directed by you to treat such information confidential in accordance with the agreement), (ii) you may disclose such information as required by applicable law or judicial process, subject to compliance with the immediately following paragraph, and (iii) any other disclosure of such information may only be made if the Company consents in writing prior to any such disclosure. Without limiting the generality of the foregoing, in the event that a Possible Transaction is not consummated, neither you nor your representatives shall use any of the Evaluation Materials for any purpose. In any event, neither you nor any of your representatives will use the Evaluation Materials in any way which is or may be detrimental to the Company. You will be responsible for any breach of this agreement by you or your representatives. Notwithstanding any other provision hereof, the Company reserves the right not to make available hereunder any information, the provision of which is determined by us, in our sole discretion, to be inadvisable or inappropriate or competitively sensitive.

CUSIP No. 43705105                   13D/A                 Page 11 of 13 Pages

In the event that you or any of your representatives received a request or are required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose all or any part of the Evaluation Materials, you or your representatives, as the case may be, agree to
(i) promptly notify the Company of the existence, terms and circumstances surrounding such request, (ii) consult with the Company on the advisability of taking legally available steps to resist or narrow such request and (iii) assist the Company in seeking a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained or that the Company waives compliance with the provisions hereof, you or your representatives, as the case may be, may disclose to any tribunal only that portion of the Evaluation Materials which you are advised by counsel is legally required to be disclosed, and shall exercise your commercially reasonable efforts to obtain assurance that confidential treatment will be accorded such Evaluation Materials.

Non-Disclosure The disclosure of your possible interest in purchasing the Company could have a material adverse effect on the Company's business if for any reason an agreement of purchase and sale is not consummated or a disclosure is made prior to the closing of a Possible Transaction. Accordingly, unless required by applicable law or regulatory authority, you agree that prior to the closing of a Possible Transaction, without the prior written consent of the Company, you will not, and you will direct your representatives not to, disclose to any person (including, but not limited to, any customer, employee, supplier, creditor or competitor of the Company) the fact that discussions or negotiations are taking place concerning a Possible Transaction between you and the Company or any of the terms, conditions or other facts with respect to any such Possible Transaction, including the status thereof, nor will you or any of your representatives make inquiry about the Company's business to any customer, employee, supplier, creditor or competitor of the Company. The term "person" as used in this agreement shall be broadly interpreted to include, without limitation, any corporation, the Company, governmental agency or body, stock exchange, partnership, limited liability company, association or individual.

Securities Laws Compliance You acknowledge that the Evaluation Materials represent, in part, material, non-public information regarding the Company and its prospects. Accordingly, you acknowledge that you and your representatives understand that the securities laws of the United States prohibit any person who has material, non-public information concerning the Company or a Possible Transaction from purchasing or selling securities in reliance upon such information or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities in reliance upon such information.

Return of Documents Upon the Company's request, you shall promptly deliver to the Company or destroy all written Evaluation Materials and any other written materials without retaining, in whole or in part, any copies, extracts or other reproductions (whatever the form or storage medium) of such materials, and shall certify the destruction of such materials in writing to the Company.

No Unauthorized Contact or Solicitation During the course of your evaluation, all inquiries and other communications are to be made directly to Mesirow or employees or representatives of the Company specified by Mesirow. Accordingly, you and your representatives agree not to directly or indirectly contact or communicate with any executive or other employee of the Company concerning a Possible Transaction, or to seek any information in connection therewith from such person, without the express written consent of Mesirow.

Without the Company's prior written consent, neither you nor any of your affiliates will for a period of one year from the date of this agreement directly or indirectly solicit for employment or employ any of the officers or senior management employees of the Company, other than by means of general solicitation.

CUSIP No. 43705105                   13D/A                 Page 12 of 13 Pages

Standstill You agree that until the earlier to occur of (x) the consummation of an acquisition of the Company and (y) ninety (90) days from the date of this agreement, without the prior approval of the Board of Directors of the Company, neither you nor any of your representatives will (i) acquire or make any proposal to acquire any securities or property of the Company, (ii) propose to enter into any merger or business combination involving the Company or purchase a material portion of the assets of the Company, (iii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any securities of the Company, (iv) form, join or participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of the Company, (v) otherwise act or seek to control or influence the management, Board of Directors or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing or (vii) take any action which might require the Company to make a public announcement regarding the possibility of a business combination or merger. Except as provided above, you also agree during such period not to request the Company (or its directors, officers, employees, agents or representatives) to amend or waive any provision of this paragraph.

No  Representation  or Warranty Although the Company and Mesirow have endeavored to include in the Evaluation Materials information known to them which they believe to be relevant for the purpose of your investigation, you acknowledge and agree that none of the Company, Mesirow or any of the Company's other representatives or agents is making any representation or warranty, expressed or implied, as to the accuracy or completeness of the Evaluation Materials, and none of the Company, Mesirow or any of the Company's other representatives or agents, nor any of their respective officers, directors, employees, representatives, stockholders, owners, affiliates, advisors or agents, will have any liability to you or any other person resulting from the use of Evaluation Materials by you or any of your representatives. Only those representations or warranties that are made to a purchaser in a definitive sale agreement for the Company ("Sale Agreement") when, as, and if it is executed, and subject to such limitations and restrictions as may be specified in such Sale Agreement, will have any legal effect. For purposes of this agreement, the term "Sale Agreement" does not include an executed letter of intent or any other preliminary written agreement, nor does it include any oral acceptance of an offer or bid by you.

You also acknowledge and agree that no contract or agreement providing for the sale of the Company shall be deemed to exist between you and the Company unless and until a Sale Agreement has been executed and delivered by you and each of the other parties thereto, and you hereby waive, in advance, any claims (including, without limitation, breach of contract) in connection with the sale of the Company unless and until a Sale Agreement has been executed and delivered by you and each of the other parties thereto. You also agree that unless and until a Sale Agreement between the Company and you with respect to the acquisition of the Company has been executed and delivered by you and each of the other parties thereto, there shall not be any legal obligation of any kind whatsoever with respect to any such transaction by virtue of this agreement or any other written or oral expression with respect to such transaction except, in the case of this agreement, for the matters specifically agreed to herein.

You further understand and agree that (i) the Company and Mesirow shall be free to conduct the process for the Company's sale as they in their sole discretion shall determine (including, without limitation, negotiating with any of the prospective buyers and entering into a Sale Agreement without prior notice to you or to any other person), (ii) any procedures relating to such sale may be changed at any time without notice to you or any other person and (iii) you shall not have any claims whatsoever against the Company, Mesirow or any of their respective directors, officers, employees, stockholders, owners, affiliates, agents or representatives arising out of or relating to the sale of the Company, other than as set forth in a Sale Agreement.

CUSIP No. 43705105                   13D/A                 Page 13 of 13 Pages

Legal  Remedy  You  understand  and  agree  that  money  damages  would not be a sufficient remedy for any breach of this agreement by you or your representatives and that the Company will be entitled to specific performance and injunctive relief as remedies for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this agreement by you or your representatives but shall be in addition to all other remedies available at law or equity. You further agree not to raise as a defense or objection to the request or granting of such relief that any breach of this agreement is or would be compensable by an award of money damages and to waive any requirements for the securing or posting of any bond in connection with such remedy. You also agree to reimburse the Company for all costs incurred by it in connection with the enforcement of this agreement (including, without limitation, reasonable legal fees in connection with any litigation, including any appeal therefrom).

Other This agreement constitutes the entire agreement between the parties hereto regarding the subject matter hereof. This agreement may be changed only by a written agreement signed by the parties hereto or their authorized representatives.

If any term or provision of this agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

The parties understand and agree that no failure or delay by the other party in exercising any right, power or privilege under this agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any right, power or privilege hereunder.

This agreement shall be governed by and construed in accordance with the laws of the State of Illinois, applicable to contracts made and to be performed therein. You irrevocably and unconditionally agree to submit to personal jurisdiction and service and venue exclusively in any federal or state court within the State of Illinois having subject matter jurisdiction over any action, suit or proceeding arising out of or relating to this agreement and the rights and obligations contained herein and waive any objection you may have to such jurisdiction, service and venue.

This agreement shall terminate and be of no further force or effect from and after January 19, 2006.

If you are in agreement with the foregoing, please sign and return one copy of this agreement, it being understood that all counterpart copies will constitute but one agreement with respect to the subject matter of this letter.

Very truly yours,

HOME PRODUCTS INTERNATIONAL, INC.

By MESIROW FINANCIAL, INC.
Solely as Company's representative


By: /s/
     Jeffrey A. Golman
     Vice Chairman


Accepted and agreed to as of the date hereof:

Equity Group Investments, L.L.C.


By: /s/
     Joseph M. Paolucci, Esq.
     Vice President and General Counsel